SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Tennant Company
(Name of Issuer)

Common Stock, $0.375 par value
(Title of Class of Securities)

880345103
(CUSIP Number)

PrimeStone Capital LLP

17a Curzon Street

London, UK W1J 5HS

Attention: Martin Donnelly

+44 207 072 3154

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 880345103	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON PrimeStone Capital LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 927,972
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 927,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 927,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 880345103	SCHEDULE 13D	Page 3 of 7

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.375 par value (the “Common Stock”), of Tennant Company (the “Issuer”). The Issuer’s principal executive offices are located at 701 North Lilac Drive, Minneapolis, Minnesota 55440.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by PrimeStone Capital LLP, a limited liability partnership formed under the laws of the United Kingdom (the “Reporting Person”). The Reporting Person is the investment manager of PrimeStone Capital Irish Holdco Limited, a limited liability company incorporated under the laws Ireland (the “PrimeStone Fund”) that holds the securities referenced herein, and thus the Reporting Person may be deemed to have voting and investment power with respect to such securities. Benoît Colas, a citizen of France (“Mr. Colas”), Franck Falezan, a citizen of France (“Mr. Falezan”), and Jean-Pierre Millet, a citizen of France and Malta (“Mr. Millet”, and together with Mr. Colas and Mr. Falezan, the “Principals”) are the founders and members of the executive committee of the Reporting Person.

(b) The business address of the Reporting Person and the Principals is 17a Curzon Street, London, UK W1J 5HS.

(c) The principal business of the Reporting Person is the performance of investment management and advisory services. The principal businesses of each of the Principals is to serve as members of the executive committee of the Reporting Person.

(d) During the last five years, neither the Reporting Person nor any of the Principals have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor any of the Principals have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not, as a result of any such proceeding, subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a limited liability partnership formed under the laws of the United Kingdom. Messrs. Colas and Falezan are citizens of France. Mr. Millet is a citizen of France and Malta.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person used approximately $60,679,330 (including brokerage commissions) of the working capital of the PrimeStone Fund in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

CUSIP No. 880345103	SCHEDULE 13D	Page 4 of 7

Item 4.	PURPOSE OF TRANSACTION

The Reporting Person acquired the Common Stock to which this Schedule 13D relates because it believes that the Common Stock represents an attractive investment opportunity.

The Reporting Person has engaged and will seek to continue to engage in a constructive dialogue with the Issuer’s management and Board of Directors outlining the Reporting Person’s belief that the Issuer should undertake a strategic review process regarding a consolidation transaction with Nilfisk Holding A/S (“Nilfisk”). The Reporting Person believes that such a transaction would create the global industry leader in the professional cleaning equipment industry. In particular, the Reporting Person believes that a consolidation transaction with Nilfisk would generate greater scale, industry leadership and financial synergies and has provided a presentation to the Issuer outlining such beliefs (the “PrimeStone Presentation”) in the form attached hereto as Exhibit 1 and incorporated by reference herein.

The PrimeStone Fund is a greater than 5% shareholder of Nilfisk. The Reporting Person has engaged and intends to continue to actively engage in a dialogue with the Issuer and Nilfisk and stands ready to assist the Issuer and Nilfisk in connection with a transaction.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person may take positions or make proposals relating to the Issuer and/or Nilfisk with respect to, or with respect to potential changes in, their operations, management, governing documents, composition of their Boards of Directors, ownership, capital or corporate structure, dividend policy, potential acquisitions or sales of businesses or assets, or strategy and plans as a means of enhancing shareholder value, or the Reporting Person may change its intention with respect to any and all matters referred to in Item 4. The Reporting Person intends to review its investment in the Issuer and Nilfisk on a continuing basis and the Reporting Person or its representatives may from time to time in the future express their views to and/or meet with management, the Board of Directors of the Issuer and Nilfisk, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, Nilfisk, or their respective securities. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements or otherwise. Such plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to in this Item 4, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No. 880345103	SCHEDULE 13D	Page 5 of 7

Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer and Nilfisk at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor (i) to increase or decrease its position in the Issuer and/or Nilfisk through, among other things, the purchase or sale of securities on the open market or in private transactions, on such terms and at such times as the Reporting Person may deem advisable, and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Common Stock and shares of Nilfisk or other securities, and that may or may not affect its beneficial ownership of shares of Common Stock or of the shares of Nilfisk.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentages of the Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 17,851,541 shares of Common Stock outstanding as of October 30, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017, filed with the Securities and Exchange Commission on November 9, 2017.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Common Stock effected within the past sixty days by the Reporting Person, which were all in the open market, are set forth in Annex A, and are incorporated herein by reference.

(d)	See Item 2. The PrimeStone Fund has the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock reported herein.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 880345103	SCHEDULE 13D	Page 6 of 7

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	PrimeStone Presentation.

CUSIP No. 880345103	SCHEDULE 13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 13, 2017

PRIMESTONE CAPITAL LLP

By:	/s/ Martin Donnelly
Martin Donnelly
Chief Compliance Officer

Annex A

This Schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by the Reporting Person during the past sixty days. All transactions were effectuated in the open market through a broker.

Trade Date	Common Stock Purchased (Sold)	Price ($)
11/2/2017	111,711	64.10
11/3/2017	47,154	64.63
11/6/2017	27,606	65.48
11/6/2017	31,035	65.98
11/6/2017	16,067	65.48
11/6/2017	5,000	65.13
11/7/2017	30,100	66.84
11/7/2017	70,188	66.91
11/7/2017	101,507	66.84
11/7/2017	6,100	66.91
11/8/2017	6,229	66.76
11/8/2017	25,711	66.71
11/8/2017	7,200	66.92
11/9/2017	84,460	66.13
11/9/2017	23,550	66.95
11/27/2017	164,186	63.60
11/28/2017	46,800	63.91
11/30/2017	29,500	65.50
12/1/2017	25,000	64.52
12/4/2017	30,000	65.63
12/4/2017	25,000	65.98
12/4/2017	10,000	66.14
12/6/2017	500	64.99
12/6/2017	3,368	64.96

EXHIBIT 1

PrimeStone Presentation